Exhibit 99.1

Farfetch Announces First Quarter 2019 Results

•	Q1 2019 Platform Gross Merchandise Value (“GMV”) increased 44% Year-Over-Year to $415 million, or approximately 50% Growth on Constant Currency Basis
•	Generated $1.53 billion GMV over Last Twelve Months
•	Q1 2019 Revenue Grew 39% with Platform Services Revenue Up 43% Year-Over-Year
•	Active Consumers Up 64% Year-Over-Year in Q1 2019

LONDON, U.K. May 15, 2019 – Farfetch Limited (NYSE: FTCH), the leading global technology platform for the luxury fashion industry, today reported financial results for the first quarter ended March 31, 2019.

José Neves, Farfetch Founder, CEO and Co-Chair said: “Farfetch enjoyed excellent growth in first quarter 2019, with Platform GMV rising 44% to $415 million, or approximately 50% growth on a constant currency basis. This outpaced both our expectations and, by some distance, growth in the online personal luxury goods sector as we continued to gain market share.

In addition to strong operational execution, we reached some important strategic milestones that position us for continued strong growth in 2020 and beyond. This included launching the Augmented Retail pilot in Chanel’s new Paris flagship boutique at 19 Rue Cambon. We are also thrilled to be entering the sneaker resale market, and launching Farfetch on JD.com’s platform through our recent acquisitions of Stadium Goods and Toplife, both of which are on pace to be operationally integrated ahead of schedule.

Overall, we are very well-positioned to continue capturing share of the significant opportunity in the online personal luxury goods market.”

Elliot Jordan, CFO of Farfetch, said: “I am very pleased with the strong start we have made to the year, with the first quarter 2019 results demonstrating a well-executed quarter. Our rapid growth, which far exceeds the growth of the online luxury industry, enables our continued investment in both nearer-term customer engagement and longer-term platform development, underpinning our continued future growth. Moreover, we also delivered Adjusted EBITDA margin in line with expectations.”

Consolidated Financial Summary and Key Operating Metrics (in thousands, except per share data or as otherwise stated):

	Three months ended March 31,
	2018	2019
Consolidated Group:
Gross Merchandise Value (“GMV”)	$292,692	$419,273
Revenue	125,617	174,064
Adjusted Revenue	103,082	146,374
Loss After Tax	(50,727)	(109,275)
Adjusted EBITDA	(23,657)	(30,236)
Adjusted EBITDA Margin	(22.9%)	(20.7%)
Earnings Per Share (“EPS”)	$(0.20)	$(0.36)
Adjusted EPS	$(0.18)	$(0.22)
Platform:
Platform GMV	$288,671	$414,737
Platform Services Revenue	99,061	141,838
Platform Gross Profit	59,365	80,941
Platform Order Contribution	40,002	49,518
Platform Order Contribution Margin	40.4%	34.9%
Active Consumers[1]	1,034.4	1,699.3
Average Order Value (“AOV”) - Marketplace (actual)	$647.1	$601.0
Average Order Value - Stadium Goods (actual)	$—	$299.7
[1]	See “Revision to our Operating Metrics Definitions” below for an explanation regarding changes to the previously reported metrics.

Recent Business Highlights

•	Continued to add breadth & depth to the Marketplace offering with new brands and boutiques:
o	Added new fashion labels, Jil Sander, Etro, and Mulberry as direct brand partners
o	Expanded direct supply with several existing top brands including Versace, Maison Margiela, Valentino, Phillip Plein, Zegna, and Pucci, among others
o	Added 30 new boutique partners including category specialists in fine jewelry & watches, and kidswear; and our first boutique partner in Puerto Rico
o	Expanded department store relationships, adding On Pedder and Joyce of the Lane Crawford Joyce Group, the premier luxury department store group in Greater China
•

Launched Farfetch Communities to inspire and help customers find things they love by showcasing bespoke editorial content created by Farfetch's fashion-loving creators, curators and consumers, featuring their influential tastes, collections and fashion viewpoints

•	Completed the global rollout of Farfetch's Access loyalty program, enabling all eligible customers to take advantage of a portfolio of benefits designed to reward frequent and increased spend
•	Launched its first Store of the Future augmented retail pilot for shareholder, Chanel, in its new Paris flagship boutique just 15 months after entering an exclusive partnership
•

Farfetch Platform Solutions launched a site for fashion label, 3.1 Phillip Lim, on its white-label platform, providing the brand with an e-commerce solution with the same technology, features, and ongoing innovations as the Farfetch Marketplace

•	Launched a localized Farfetch site in Denmark, expanding Farfetch's global reach to include 22 localized sites in 15 different languages

•	Introduced Positively Farfetch, Farfetch's mission to become the global platform for good in the luxury fashion industry. In conjunction with this initiative:
o	Began piloting Second Life buyback program enabling customers to trade their designer handbags for credit towards future Farfetch purchases
o

Dream Assembly, Farfetch’s technology accelerator, turned the full focus of its second cohort to sustainability as it welcomed for-profit startups focused on making fashion a "force for good", in partnership with Stella McCartney and Burberry

o	Partnered with Kiva to empower Farfetchers to provide financial support to entrepreneurs in need across more than 80 countries

First Quarter 2019 Results Summary

Gross Merchandise Value and Platform GMV

Gross Merchandise Value (“GMV”) increased by $126.6 million from $292.7 million to $419.3 million in first quarter 2019, representing year-over-year growth of 43.2%. Platform GMV increased by $126.1 million from $288.7 million to $414.7 million, representing year-over-year growth of 43.7%. Excluding the impact of changes in foreign exchange rates, Platform GMV would have increased by approximately 50%.

The increases in GMV and Platform GMV were primarily driven by an increase of 64.3% in Active Consumers to 1.7 million, and increases in average number of orders per Active Consumer and total number of orders on the Farfetch Marketplace. Other contributing factors include an increase in the number of clients supported by our white-label solution, growth in transactions through these managed websites, and the addition of Stadium Goods, our sneaker and streetwear marketplace.

Revenue

Revenue increased by $48.4 million year-over-year from $125.6 million in first quarter 2018 to $174.1 million in first quarter 2019, representing growth of 38.6%. The increase was primarily driven by 43.2% growth in Platform Services Revenue to $141.8 million, 22.9% growth in Platform Fulfilment Revenue to $27.7 million and 12.8% growth in In-Store Revenue to $4.5 million.

The increase in Platform Services Revenue was driven by 43.7% growth in Platform GMV, partially offset by lower Third-Party Take Rate; as well as growth in first-party GMV, which is included in Platform Services Revenue at 100% of the GMV.

Platform Fulfillment Revenue is derived from the pass-through of delivery and duties charges incurred by our global logistics solutions. The growth of Platform Fulfillment Revenue represents the increase year-over-year of these costs due to the increase in the number of orders, offset by an increase in the number of orders qualifying for free-shipping through our customer incentives.

Revenue by type of good or service (in thousands):

	Three months ended March 31,
	2018	2019
Platform Services Revenue	$99,061	$141,838
Platform Fulfilment Revenue	22,535	27,690
In-Store Revenue	4,021	4,536
Revenue	$125,617	$174,064

Cost of Revenue

Cost of revenue increased by $26.3 million, or 40.9% year-over-year from $64.4 million in first quarter 2018 to $90.8 million in first quarter 2019. The increase was primarily driven by the increases in delivery, packaging and transaction processing expenditures incurred as a result of an increased number of orders as well as an increase in cost of goods associated with first-party sales.

Selling, general and administrative expenses by type (in thousands):

	Three months ended March 31,
	2018	2019
Demand generation expense	$19,363	$31,423
Technology expense	13,896	20,159
Depreciation and amortization	4,875	14,106
Share based payments	6,567	38,714
General and administrative	51,571	61,945
Other items	—	2,493
Selling, general and administrative expense	$96,272	$168,840

First quarter 2019 demand generation expense increased 62.3% year-over-year to $31.4 million, or 22.2% of Platform Services Revenue. The increase in spend has contributed to the increased number of orders and Active Consumers as described above as we continued to invest in customer acquisition and retention efforts to support our continued growth in Platform GMV and Platform Services Revenue.

Technology expense, which is primarily related to research and development and operations of our platform features and services, increased by $6.3 million, or 45.1%, year-over-year in first quarter 2019, primarily driven by a 28.3% increase in technology staff headcount, as well as higher software, hosting and infrastructure expenses, to support the continued growth of the business. We currently operate three globally distributed data centers, which support the processing of our growing base of transactions, including one in Shanghai dedicated to serving our Chinese customers.

Depreciation and amortization expense increased by $9.2 million or 189.4% year-over-year from $4.9 million to $14.1 million in first quarter 2019. Amortization expense increased principally due to our continued technology investment, in which we capitalize qualifying technology development costs and amortize them over a three-year period, as well as the additional amortization recognized on intangible assets acquired in recent acquisitions. The increase in depreciation expense was driven by the first-time adoption of the new leasing accounting standard, IFRS 16, on January 1, 2019, whereby $4.3 million of depreciation related to right-of-use assets was recognized in first quarter 2019. In first quarter 2018, the comparative expense for operating leases was included in general and administrative expense.

Share based payments increased by $32.1 million, or 489.5%, year-over-year in first quarter 2019, primarily due to the fair value re-measurement of our cash-settled share based payment awards and provision for employment related taxes on share based payment awards. Other contributing factors include the award of employee incentives following the Stadium Goods acquisition, key-contributor grants as part of the Farfetch annual compensation scheme as well as employment tax expenses related to option exercises.

General and administrative expense increased by $10.4 million, or 20.1%, year-over-year in first quarter 2019, primarily driven by a 29.8% increase in non-technology headcount across a number of areas to support the expansion of the business. General and administrative costs as a percentage of Adjusted Revenue decreased from 50.0% in first quarter 2018 to 42.3% in first quarter 2019, reflecting improved efficiency of our semi-variable and fixed costs as well as the impact of adopting IFRS 16 in first quarter 2019, as described above.

Other items comprises $2.5 million of acquisition-related related expenses. There were no such items in first quarter 2018.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA loss increased by $6.6 million, or 27.8%, year-over-year in first quarter 2019, to $30.2 million. Adjusted EBITDA Margin improved from (22.9%) to (20.7%) over the same period, primarily due to the impact of adopting IFRS 16 in first quarter 2019, as described above.

Loss After Tax

Loss after tax increased by $58.5 million, or 115.4% year-over-year in first quarter 2019 to $109.3 million. This was largely driven by a year-over-year increase in the operating loss from $35.1 million to $85.5 million combined with an increase in unrealized foreign exchange losses primarily driven by the impact of a stronger U.S. dollar on the revaluation of our foreign currency-denominated balances in first quarter 2019.

Outlook

The following forward-looking statement reflects Farfetch’s expectations as of May 15, 2019:

For second quarter 2019, Platform GMV is expected to grow approximately 40% - 42% year-over-year, and Adjusted EBITDA Margin is expected to be approximately (19%) - (21%).

For full year 2019, Platform GMV is expected to grow approximately 41%, and Adjusted EBITDA Margin is expected to be approximately (16%) - (17%).

The expected Adjusted EBITDA Margin for both periods include the estimated impact from the adoption of IFRS 16, which became effective on January 1, 2019.

Conference Call Information

Farfetch will host a conference call today, May 15, 2019 at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for 30 days.

Unaudited interim condensed consolidated statement of operations for the three months ended March 31
(in $ thousands, except share and per share data)

	2018	2019
Revenue	125,617	174,064

Cost of revenue	(64,444)	(90,773)
Gross profit	61,173	83,291

Selling, general and administrative expenses	(96,272)	(168,840)
Share of results of associates	-	15
Operating loss	(35,099)	(85,534)

Net finance expense	(15,101)	(23,181)
Loss before tax	(50,200)	(108,715)

Income tax expense	(527)	(560)
Loss after tax	(50,727)	(109,275)

Earnings per share attributable to owners of the parent
Basic and diluted	(0.20)	(0.36)

Weighted-average ordinary shares outstanding
Basic and diluted	249,791,183	304,444,601

Unaudited interim condensed consolidated statement of comprehensive loss for the three months ended March 31
(in $ thousands, except share and per share data)

	2018	2019
Loss for the period	(50,727)	(109,275)

Other comprehensive income/(expense):
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	19,798	29,448
Loss on cash flow hedges	-	(267)

Other comprehensive income for the period, net of tax	19,798	29,181
Total comprehensive loss for the period, net of tax	(30,929)	(80,094)

Unaudited interim condensed consolidated statement of financial position
(in $ thousands)

	December 31, 2018	March 31, 2019
Non-current assets
Trade and other receivables	10,458	12,145
Intangible assets	103,345	305,426
Property, plant and equipment	37,528	39,024
Right-of-use assets	-	94,224
Investments	566	6,086
Investments in associates	86	104
Total non-current assets	151,983	457,009
Current assets
Inventories	60,954	76,751
Trade and other receivables	93,670	109,598
Cash and cash equivalents	1,044,786	794,658
Total current assets	1,199,410	981,007
Total assets	1,351,393	1,438,016

Equity and liabilities
Equity
Share capital	11,994	12,283
Share premium	772,300	824,275
Merger reserve	783,529	783,529
Foreign exchange reserve	(23,509)	5,939
Other reserves	67,474	48,875
Accumulated losses	(483,357)	(588,297)
Total equity	1,128,431	1,086,604

Non-current liabilities
Provisions	13,462	31,298
Lease liabilities	-	80,210
Other liabilities	15,342	25,444
Total non-current liabilities	28,804	136,952

Current liabilities
Trade and other payables	194,158	199,610
Lease liabilities	-	14,850
Total current liabilities	194,158	214,460
Total liabilities	222,962	351,412
Total equity and liabilities	1,351,393	1,438,016

Unaudited interim condensed consolidated statement of cash flows for the three months ended March 31
(in $ thousands)

	2018	2019
Cash flows from operating activities
Loss before tax	(50,200)	(108,715)
Adjustments for:
Depreciation	1,453	6,136
Amortization	3,422	7,970
Non-cash employee benefits expense	6,567	24,064
Net loss on sale of non-current assets	-	84
Share of results of associates	-	(15)
Net finance expense	15,101	23,181
Net exchange differences	340	(5)
Change in the fair value of derivatives	(6)	776
Change in working capital
Increase in receivables	(32,169)	(11,375)
Increase in inventories	(6,829)	(15,255)
Decrease in payables	(19,849)	(734)
Change in other assets and liabilities
Increase in non-current receivables	(513)	(1,443)
Interest paid	-	(95)
Income taxes paid	-	(295)
Net cash outflow from operating activities	(82,683)	(75,721)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	-	(148,522)
Payments for property, plant and equipment	(5,168)	(5,082)
Payments for intangible assets	(8,681)	(16,721)
Interest received	1,273	2,554
Payments for equity investments	-	(5,520)
Net cash outflow from investing activities	(12,576)	(173,291)

Cash flows from financing activities
Proceeds from issue of shares, net of issue costs	82,269	1,013
Principal elements of lease payments	-	(3,683)
Net cash inflow/ (outflow) from financing activities	82,269	(2,670)

Net decrease in cash and cash equivalents	(12,990)	(251,682)
Cash and cash equivalents at the beginning of the period	384,002	1,044,786
Effects of exchange rate changes on cash and cash equivalents	332	1,554
Cash and cash equivalents at end of period	371,344	794,658

Unaudited interim condensed consolidated statement of changes in equity
(in $ thousands)

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Total equity
Balance at January 1, 2018	9,298	677,674	-	633	38,475	(329,177)	396,903
Changes in equity
Issue of share capital	340	81,928	-	-	-	-	82,268
Total comprehensive income/ (loss)	-	-	-	19,798	-	(50,727)	(30,929)
Share based payment – equity settled	-	-	-	-	5,737	-	5,737
Balance at March 31, 2018	9,638	759,602	-	20,431	44,212	(379,904)	453,979

Balance at January 1, 2019	11,994	772,300	783,529	(23,509)	67,474	(483,357)	1,128,431
Changes in equity
Issue of share capital	289	51,975	-	-	26,920	-	79,184
Share based payment – reverse vesting shares	-	-	-	-	(48,839)		(48,839)
Total comprehensive income/ (loss)	-	-	-	29,448	(267)	(109,275)	(80,094)
Share based payment – equity settled	-	-	-	-	3,587	4,335	7,922
Balance at March 31, 2019	12,283	824,275	783,529	5,939	48,875	(588,297)	1,086,604

Farfetch Limited

Supplemental Metrics

	2017			2018				2019
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(in thousands, except per share data or otherwise stated)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$217,806	$204,601	$310,718	$292,692	$338,543	$309,973	$466,490	$419,273
Revenue	93,146	86,913	126,482	125,617	146,693	134,541	195,533	174,064
Adjusted Revenue	75,514	70,487	102,486	103,082	118,677	112,742	170,089	146,374
In-Store Revenue	3,616	4,339	3,764	4,021	3,170	4,090	4,314	4,536
Demand Generation Expense	(16,694)	(16,824)	(23,255)	(19,363)	(21,895)	(22,103)	(33,934)	(31,423)
Technology Expense	(6,050)	(8,335)	(12,148)	(13,896)	(17,135)	(19,034)	(18,159)	(20,159)
Share Based Payments	(4,752)	(5,249)	(7,715)	(6,567)	(5,956)	(38,475)	(2,821)	(38,714)
Depreciation and Amortization	(2,706)	(2,932)	(3,029)	(4,875)	(5,463)	(6,014)	(7,185)	(14,106)
General and Administrative	(38,610)	(41,150)	(52,735)	(51,571)	(62,080)	(58,561)	(56,679)	(61,945)
Other Items	(3,823)	-	(126)	-	-	-	-	(2,493)
Loss After Tax	(19,947)	(28,179)	(54,816)	(50,727)	(17,681)	(77,255)	(9,912)	(109,275)
Adjusted EBITDA	(9,860)	(20,620)	(23,409)	(23,657)	(25,417)	(32,311)	(14,575)	(30,236)
Adjusted EBITDA Margin	(13.1%)	(29.3%)	(22.8%)	(22.9%)	(21.4%)	(28.7%)	(8.6%)	(20.7%)
Earnings Per Share (“EPS”)	$(0.10)	$(0.13)	$(0.25)	$(0.20)	$(0.07)	$(0.30)	$(0.03)	$(0.36)
Adjusted EPS	$(0.05)	$(0.10)	$(0.21)	$(0.18)	$(0.05)	$(0.15)	$(0.02)	$(0.22)
Platform:
Platform GMV	$214,190	$200,263	$306,954	$288,671	$335,373	$305,884	$462,176	$414,737
Platform Services Revenue	71,898	66,148	98,722	99,061	115,507	108,652	165,775	141,838
Platform Fulfilment Revenue	17,632	16,426	23,996	22,535	28,016	21,799	25,444	27,690
Platform Gross Profit	49,735	43,258	62,829	59,365	74,222	65,487	92,632	80,941
Platform Order Contribution	33,041	26,434	39,574	40,002	52,327	43,384	58,698	49,518
Platform Order Contribution Margin	46.0%	40.0%	40.1%	40.4%	45.3%	39.9%	35.4%	34.9%
Active Consumers[1]	804.7	866.3	950.5	1,034.4	1,138.7	1,240.1	1,381.9	1,699.3
AOV - Marketplace (actual)	$600.4	$605.2	$670.4	$647.1	$602.4	$584.6	$637.3	$601.0
AOV - Stadium Goods (actual)	$—	$—	$—	$—	$—	$—	$—	$299.7
[1]	See “Revision to our definition of Active Consumers and use of Farfetch Marketplace Operating Metrics” below for an explanation regarding changes to the previously reported metrics.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the second quarter of 2019 and fiscal year ending December 31, 2019, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; fluctuation in foreign exchange rate; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; José Neves, our chief executive officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2019 as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Revisions to our Operating Metrics Definitions

We previously defined Active Consumers as active consumers on the Farfetch Marketplace. Following the acquisition of Stadium Goods on January 4, 2019, which is now included in our consolidated results, we have multiple marketplaces within our consolidated group. As a result, Stadium Goods is now included in Active Consumers, and for completeness we now include BrownsFashion.com, a directly owned and operated site, within Active Consumers as well. We have revised our previously reported Active Consumers disclosure to include BrownsFashion.com Active Consumers for all reported periods.

We also believe it is more useful to present AOV for both Farfetch Marketplace and Stadium Goods, as they operate at two different price points. We will present these as separate metrics from the first quarter of 2019.

In addition, we no longer believe “Number of Orders” on the Farfetch Marketplace provides a meaningful view of business performance, and we will not report this metric going forward.

Consolidated Statement of Operations Reclassification

We have revised previously reported revenues and cost of revenues for each of the first three quarters of 2018 to reflect certain sales originally reported on a third party basis (i.e. net revenue presentation), as being on a first party basis (i.e. gross revenue presentation). These revisions had no impact on gross profit or loss after tax in those periods, and had no impact on any of our unaudited condensed consolidated statements of financial position, changes in equity or cash flows during 2018. The Group has determined that these revisions are immaterial to the previously reported financial information, and there is no impact on any previously issued annual financial statements. There was no impact to other prior periods.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution, and Platform Order Contribution Margin, as well as operating metrics, including GMV, Platform GMV, Active Consumers and Average Order Value.

Management uses Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution, and Platform Order Contribution Margin:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to fund capital expenditures and expand our business.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present Adjusted EBITDA, Adjusted

EBITDA Margin, Adjusted EPS, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including these non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing these non-IFRS financial measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from these non-IFRS measures are significant components in understanding and assessing financial performance. Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue and Platform Services Revenue have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share based payments, income tax expense or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue and Platform Services Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the non-IFRS financial measures we use may differ from the non-IFRS financial measures used by other companies, and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitation by relying primarily on our IFRS results and using these non-IFRS measures only as supplemental measures.

Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our platform for the periods presented. We also believe that Platform Gross Profit, Platform Order Contribution and Platform

Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our platform productivity, efficiency and performance.

Farfetch reports under International Financial Reporting Standards (“IFRS”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of these non-IFRS measures to the most directly comparable IFRS measure are included in the accompanying tables.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is loss after tax:

(in $ thousands, except as otherwise noted)

	2017			2018				2019
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Loss after tax	$(19,947)	$(28,179)	$(54,816)	$(50,727)	$(17,681)	$(77,255)	$(9,912)	$(109,275)
Net finance expense/(income)	(605)	(839)	20,171	15,101	(19,319)	(733)	(14,915)	23,181
Income tax expense/(credit)	(581)	225	374	527	187	1,183	261	560
Depreciation and amortization	2,706	2,932	3,029	4,875	5,463	6,014	7,185	14,106
Share based payments(a)	4,752	5,249	7,715	6,567	5,956	38,475	2,821	38,714
Other items(b)	3,823	-	126	-	-	-	-	2,493
Share of results of associates	(8)	(8)	(8)	-	(23)	5	(15)	(15)
Adjusted EBITDA	$(9,860)	$(20,620)	$(23,409)	$(23,657)	$(25,417)	$(32,311)	$(14,575)	$(30,236)
(a)	Represents share based payment expense.
(b)

Represents other items, which are outside the normal scope of our ordinary activities or non-cash items, including fair value remeasurement of contingent consideration of $3.3 million in second quarter 2017 and legal fees directly related to acquisitions of $126,000 in fourth quarter 2017. There were no other such items in 2018. In 2019, $2.5 million related to legal and advisory fees in respect of acquisitions in first quarter 2019. Other items is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue and Platform Services Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2017			2018				2019
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Revenue	$93,146	$86,913	$126,482	$125,617	$146,693	$134,541	$195,533	$174,064
Less: Platform Fulfilment Revenue	(17,632)	(16,426)	(23,996)	(22,535)	(28,016)	(21,799)	(25,444)	(27,690)
Adjusted Revenue	75,514	70,487	102,486	103,082	118,677	112,742	170,089	146,374
Less: In-Store Revenue	(3,616)	(4,339)	(3,764)	(4,021)	(3,170)	(4,090)	(4,314)	(4,536)
Platform Services Revenue	$71,898	$66,148	$98,722	$99,061	$115,507	$108,652	$165,775	$141,838

Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our platform for the periods presented. We also believe that Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our platform productivity, efficiency and performance.

The following table reconciles Platform Gross Profit and Platform Order Contribution to the most directly comparable IFRS financial performance measure, which is gross profit:

(in $ thousands, except as otherwise noted)

	2017			2018				2019
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Gross profit	$51,494	$45,689	$64,729	$61,173	$75,693	$67,387	$94,197	$83,291
Less: In-Store Gross Profit(a)	(1,759)	(2,431)	(1,900)	(1,808)	(1,471)	(1,900)	(1,565)	(2,350)
Platform Gross Profit	49,735	43,258	62,829	59,365	74,222	65,487	92,632	80,941
Less: Demand generation expense	(16,694)	(16,824)	(23,255)	(19,363)	(21,895)	(22,103)	(33,934)	(31,423)
Platform Order Contribution	$33,041	$26,434	$39,574	$40,002	$52,327	$43,384	$58,698	$49,518
(a)	In-Store Gross Profit is In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	2017			2018				2019
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Earnings per share	$(0.10)	$(0.13)	$(0.25)	$(0.20)	$(0.07)	$(0.30)	$(0.03)	$(0.36)
Share based payments (a)	0.03	0.03	0.04	0.02	0.02	0.15	0.01	0.12
Amortization of acquired intangible assets	-	-	-	-	-	-	-	0.01
Other items (b)	0.02	-	-	-	-	-	-	0.01
Share of results of associates	-	-	-	-	-	-	-	-
Tax effect of adjustments	-	-	-	-	-	-	-	-
Adjusted EPS	$(0.05)	$(0.10)	$(0.21)	$(0.18)	$(0.05)	$(0.15)	$(0.02)	$(0.22)
(a)	Represents share based payment expense on a per share basis.
(b)

Represents other items on a per share basis, which are outside the normal scope of our ordinary activities or non-cash items, including fair value remeasurement of contingent consideration of $3.3 million in second quarter 2017 and legal fees directly related to acquisitions of $126,000 in fourth quarter 2017. There were no other such items in 2018. In 2019, $2.5 million related to legal and advisory fees in respect of acquisitions in first quarter 2019. Other items is included within selling, general and administrative expenses.

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last 12-month period, irrespective of cancellations or returns. Active Consumers includes Farfetch Marketplace, BrownsFashion.com and Stadium Goods. Due to technical limitations, Active Consumers does not de-dupe Stadium Goods consumers from Farfetch Marketplace or BrownsFashion.com consumers. The number of Active Consumers is an indicator of our ability to attract and retain an increasingly large consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means loss after taxes before net finance expense/ (income), income tax (credit)/expense and depreciation and amortization, further adjusted for share based compensation expense, other items (represents items outside the normal scope of our ordinary activities) and share of results of associates. Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of others.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share based payments, amortization of acquired intangible assets, other items (outside the normal scope of our ordinary activities), share of results of associates and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store Revenue” means revenue generated in our retail stores which include Browns and Stadium Goods.

“Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our consumers, net of consumer promotional incentives, such as free shipping and promotional codes.

“Platform GMV” means GMV excluding In-Store Revenue.

“Platform Gross Profit” means gross profit excluding In-Store Gross Profit.

“Platform Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Platform Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Platform Order Contribution Margin” means Platform Order Contribution calculated as a percentage of Platform Services Revenue.

“Platform Services Revenue” means Adjusted Revenue less In-Store Revenue. Platform Services Revenue is driven by our Platform GMV, including revenue from first-party sales, and commissions from third-party sales. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions, and thus related sales are not commission based. Platform Services Revenue was also referred to as Adjusted Platform Revenue in previous filings with the SEC.

“Third-Party Take Rate” means Platform Services Revenue excluding revenue from first-party sales, as a percentage of GMV excluding GMV from first-party sales and Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global technology platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch.com Marketplace connects customers in over 190 countries with items from more than 50 countries and over 1,000 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Through its business units, which also include Farfetch Platform Solutions (incorporating Store of The Future and Farfetch Black & White Solutions), as well as Browns and Stadium Goods, Farfetch continues to invest in innovation and develop key technologies, business solutions, and services for the luxury fashion industry.

For more information, please visit www.farfetch.com.